AMERICA MOVIL TO ACQUIRE CELCARIBE

MEXICO CITY (MEXICO), December 24, 2002. America Movil, S.A. de C.V. (America Movil) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATINBEX: XAMXL] announced today that it has entered into an agreement with Millicom International Cellular pursuant to which America Movil will acquire the 95% interest that the former held in Colombian wireless company Celcaribe S.A.. The closing of the transaction will take place once conditions precedent are met.

Celcaribe operates in the Caribbean region, one of the three regions in which wireless services are divided into in Colombia. This acquisition will allow America Movil to complete nationwide coverage in Colombia and consolidate its presence in that country.

America Movil estimates that it will have close to three million subscribers in Colombia following its purchase of Celcaribe.

About America Movil

America Movil is the leading provider of wireless services in Latin America. It has more than 30 million wireless subscribers across the continent.

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